SWCD LLC dba Campfire Capital

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Year Ended December 31, 2024

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SEC FILE NUMBER
8-69309

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SWCD LLC dba Campfire Capital

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

81 Campfire Road
(No. and Street)

Chappaqua	NY	10514
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Gaudet	914-861-2113	pgaudet@campfirecap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rolleri Sheppard CPAS, LLP
(Name – if individual, state last, first, and middle name)

2150 Post Road, 5th Floor	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3437
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Gaudet, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SWCD LLC dba Campfire Capital, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

CHRISTINA M. PAPES
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PA6332326
Qualified in Westchester County
My Commission Expires October 26, 2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

Rolleri & Sheppard CPAS, LLP

Rolleri & Sheppard CPAS, LLP
Ryan C. Sheppard, CPA, CFF, Managing Partner
John M. Rolleri, CPA, CFE, Senior Partner
Jayme L. White, CPA, Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of SWCD LLC dba Campfire Capital

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SWCD LLC dba Campfire Capital as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SWCD LLC dba Campfire Capital as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SWCD LLC dba Campfire Capital's management. Our responsibility is to express an opinion on SWCD LLC dba Campfire Capital 's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SWCD LLC dba Campfire Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

R & S CPAS, LLP

Rolleri & Sheppard CPAS, LLP

We have served as SWCD LLC dba Campfire Capital's auditor since 2016.

Fairfield, Connecticut
March 13, 2025

2150 Post Road, 5th Floor • Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727 www.rollerisheppardcpas.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
Public Company Accounting Oversight Board • New York State Society of Certified Public Accountants • Massachusetts Society of CPAs

SWCD LLC dba Campfire Capital

STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash	$	35,411
Accounts receivable		83,333
Property and equipment, net of accumulated depreciation of $586		1,689
Other current assets		15,744
	$	136,177

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	17,172
Commission payable		83,333
		100,505
Member's equity		35,672
	$	136,177

SWCD LLC dba Campfire Capital

NOTES TO FINANCIAL STATEMENT
December 31, 2024
(See Report of Independent Registered Public Accounting Firm)

Note 1   **Description of the Company**

SWCD LLC dba Campfire Capital (the "Company") formed on June 19, 2008, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the private placement of securities, mergers and acquisitions advisory services, corporate finance and development services, and investment banking advisory services. The Company received its FINRA approval for membership on April 29, 2014. The Company amended its membership agreement with FINRA on June 18, 2020 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073.

Note 2   **Summary of Significant Accounting Policies**

Cash and Cash Equivalents

The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents. At December 31, 2024, there were no cash equivalents.

Allowance for credit losses

The Company adheres to the guidance under FASB ASC 326 which uses an expected loss model to ascertain allowance for credit losses. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2024.

Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023.

The Company operates as a single line of business as a securities broker-dealer, which is comprised of several classes of services, including mergers and acquisitions and advisory work. The Company has identified its Managing member as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.

Note 2   **Summary of significant accounting policies (continued)**

Estimates
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are recorded at cost and depreciated using straight-line method over the estimated useful lives of the related assets. The asset life is three years.

Income Taxes
The sole member of the Company has elected to have the Company taxed as a single member LLC. Accordingly, the Company is not subject to federal or state income taxes. All taxable income or loss and tax credits are reflected on the income tax returns of the member. Tax periods from December 31, 2021 are subject to audit.

Revenue Recognition
The Company adheres to ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes fees from investment banking and financial advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

SWCD LLC dba Campfire Capital

NOTES TO FINANCIAL STATEMENT
December 31, 2024
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of significant accounting policies (continued)**

Revenue Recognition
Revenue from investment banking success fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction).

Revenue from financial advisory retainer fees are generally recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Revenue from financial advisory valuation fees are generally recognized at the point in time that performance under the arrangement is completed. Contract receivables are $83,333 at December 31, 2024. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. It also includes other liabilities to fulfil the contract. At December 31, 2024, contract liabilities were $83,333. Disaggregation can be found on statement of operations for the year ended December 31, 2024.

Subsequent Events
The Company has evaluated subsequent events through March 13, 2025, which is the date the financial statements were available to be issued.

Note 3   **Related Party Transactions**
The Company utilizes office space owned by the sole member. No rent was charged to the Company during the 12 months ended December 31, 2024.

The Company has an exclusive arrangement with Centre Partners, LLC whereby any transaction related to their portfolio companies is affected through Campfire Capital's broker dealer structure. Certain fees associated with these transactions are recorded as revenue, while the commission paid for success fees and the like are paid to registered representatives under the Campfire Capital structure, who are also principals of Centre Partners, LLC. The Company in turn receives an annual retainer of $75,000 and is reimbursed for transaction and regulatory costs of recording these revenues through the Company.

Note 4   **Concentrations**

Customers
The Company had four contracts with customers that generated 78% of total annual revenues for the year ended December 31, 2024. As of December 31, 2024, the balance in accounts receivable is from a single customer.

SWCD LLC dba Campfire Capital

NOTES TO FINANCIAL STATEMENT
December 31, 2024
(See Report of Independent Registered Public Accounting Firm)

Note 4 **Concentrations (continued)**

Cash
The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

Note 5 **Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2024 the Company's net capital was $18,239, which was $12,719 in excess of its required net capital of $5,520. The Company's aggregate indebtedness to net capital was 4.37 to 1.

Note 6 **Commitments and Contingencies**
The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.